Mail Stop 3561

April 10, 2009

Kheng Siang Lee
President, Chief Executive Officer
Tai Pan Holdings, Inc.
99 S. Lake Ave., Suite 208
Pasadena, CA 91101

      Re: Tai Pan Holdings, Inc.
            Item 4.01 Form 8-K
            Filed March 26, 2009
            File No. 000-53148

Dear Mr. Lee:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant